UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 27, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 October 2026 entitled ‘Holding(s) in Company’.

27 October 2026

Holding(s) in Company

Vodafone Group Plc (‘Vodafone’ or the ‘Company’) publishes the below TR-1 notification of major holdings in the Company.

This announcement is made pursuant to the requirements of DTR 5.8.12R(1).

Shareholders should refer to Vodafone's announcement regarding total voting rights to determine if they are required to notify their interest in, or a change to their interests in the Company under the FCA's Disclosure Guidance and Transparency Rules.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Societe Generale

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

23-Oct-2026

6. Date on which Issuer notified

26-Oct-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	8.991057	0.016291	9.007348	2086755419
Position of previous notification (if applicable)	8.929023	0.017376	8.946399

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	2082647320		8.989616
US92857W3088	333890		0.001441
Sub Total 8.A	2082981210		8.991057%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Certificate	28/12/2026	28/12/2026	Cash	57007	0.000246
Certificate	26/03/2027	26/03/2027	Cash	25385	0.000110
Contract for difference	08/12/2027	08/12/2027	Cash	936278	0.004041
Contract for difference	30/09/2027	30/09/2027	Cash	123535	0.000533
Contract for difference	29/05/2028	29/05/2028	Cash	42820	0.000185
Listed Call Warrant	03/01/2033	03/01/2033	Cash	878587	0.003792
Listed Call Warrant on Basket	03/01/2033	03/01/2033	Cash	168086	0.000726
Listed Put Warrant	03/01/2033	03/01/2033	Cash	37219	0.000161
Listed Put Warrant	31/12/2049	31/12/2049	Cash	10520	0.000045
OTC Call Option	03/01/2033	03/01/2033	Cash	943004	0.004070
OTC Call Option on Basket	03/01/2033	03/01/2033	Cash	456429	0.001970
OTC Put Option	03/01/2033	03/01/2033	Cash	95339	0.000412
Sub Total 8.B2				3774209	0.016291%

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

12. Date of Completion

26-Oct-2026

13. Place Of Completion

London, United Kingdom

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 27, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary